UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

 SEC File Number
1-10308

Check one:     [     ] Form 10-K      [     ] Form 20-F      [     ] Form 11-K        [  X  ] Form 10-Q      [     ] Form 10-D      [     ] Form N-SAR        [     ] Form N-CSR

For Period Ended:  September 30, 2006

[     ]  Transition Report on Form 10-K
[     ]  Transition Report on Form 20-F
[     ]  Transition Report on Form 11-K
[     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form N-SAR

For Transition Period Ended:  N/A

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I - Registrant Information

Avis Budget Group, Inc.
Full name of Registrant

Cendant Corporation
Former Name if Applicable

6 Sylvan Way
Address of Principal Executive Office (Street and Number)

Parsippany, New Jersey 07054
City, State, Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[ ]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Avis Budget Group, Inc. (formerly known as Cendant Corporation) will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Form 10-Q”) by the Securities and Exchange Commission (“SEC”) deadline due to (1) the need to complete complex calculations related to the separation of Cendant Corporation (as we were formally known) and (2) the resolution of accounting matters related to our former PHH Corporation subsidiary.

Separation of Cendant Corporation

In October 2005, when we were known as Cendant Corporation, we announced a plan to separate Cendant into four independent companies, one for each of the real estate, hospitality and timeshare, travel distribution and vehicle rental businesses (the “Cendant Separation”). The principal transactions to effectuate the separation (the “Separation Transactions”) consisted of the distribution of all of the common stock of the real estate businesses as Realogy Corporation, the distribution of all of the common stock of the hospitality and timeshare businesses as Wyndham Worldwide Corporation and the sale of the travel distribution businesses as Travelport, Inc. On July 31, 2006, we completed the distribution of the common stock of Realogy and Wyndham Worldwide. On August 23, 2006, we completed the sale of Travelport and with that sale we also completed the Cendant Separation. Upon completion of the Cendant Separation, Cendant was comprised principally of the vehicle rental operations of the Avis and Budget brands. On September 1, 2006, we changed our name from Cendant Corporation to Avis Budget Group, Inc., as our operations now are comprised of the vehicle rental operations of the Avis and Budget brands, and effectuated a one-for-ten reverse stock split.

The Separation Transactions were completed during the third quarter of 2006, and such transactions require us to complete a number of complex calculations related to the large volume of transactions that occurred during the third quarter. In addition, the Cendant Separation also requires us to present historical account balances and activities for Realogy, Wyndham Worldwide and Travelport as discontinued operations.

Accounting Matters Related to PHH Corporation

As previously disclosed, the Company’s former PHH Corporation subsidiary filed a Current Report on Form 8-K on October 30, 2006 in which PHH reiterated that the resolution of certain accounting matters is expected to result in changes to PHH’s previously filed financial statements. The Company has completed its review of these and other accounting matters evaluated by PHH (the “PHH Accounting Matters”) and is in the process of finalizing the allocations, adjustments and disclosures that will be required to be reflected in the Form 10-Q, as further described below.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Name:  John T. McClain, Senior Vice President and Chief Accounting Officer

Telephone Number:  973-496-5040

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  [ X ] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cendant Separation

Due to the Separation Transactions, our third quarter 2006 results of operations will be significantly different from our third quarter 2005 results of operations. For example:

▪
The results of Realogy, Wyndham Worldwide and Travelport will now be presented as discontinued operations and only the results for periods (or portions thereof) in which such companies were still a part of Avis Budget Group will be reflected in our financial statements as discontinued operations.

▪	We incurred separation costs in the third quarter of 2006 of $480 million, which include debt restructuring costs, costs related to incentive plan adjustments and transaction costs.

▪	We expect a loss from continuing operations of approximately $461 million before taxes.

▪	We expect to record an after-tax loss of approximately $950 million related to the sale of Travelport in the third quarter.

For additional information regarding the information discussed above, we refer you to our Current Report on Form 8-K filed on November 9, 2006.

Operating Segments

As announced on November 8, 2006, we expect our earnings statements that will be included in our Form 10-Q to reflect the following results for our reportable operating segments:

▪
We expect revenue and EBITDA for our Domestic Car Rental segment to be $1,190 million and $57 million, respectively, versus revenue and EBITDA of $1,169 million and $ 91 million, respectively, for third quarter 2005.

▪
We expect revenue and EBITDA for our International Car Rental segment to be $222 million and $44 million, respectively, versus revenue and EBITDA of $192 million and $ 41 million, respectively, for third quarter 2005.

▪
We expect revenue and EBITDA for our Truck Rental segment to be $141 million and $20 million, respectively, versus revenue and EBITDA of $169 million and $ 41 million, respectively, for third quarter 2005.

For additional information regarding the information discussed above, we refer you to our Current Report on Form 8-K filed on November 9, 2006.

PHH Accounting Matters

We have completed our review of the PHH Accounting Matters and are in the process of finalizing the allocations, adjustments and disclosures that will be required to be reflected in the Form 10-Q. We expect that such matters will require a re-allocation among current and former reporting units of the goodwill associated with our 2001 acquisition of Avis Group Holdings (then parent of PHH’s fleet management and Wright Express fuel card businesses) and a change to disaggregate two of the businesses acquired for purposes of testing goodwill impairment. Such re-allocation and change in aggregation are expected to result in a restatement of the gain recorded upon the initial public offering of Wright Express and is also expected to result in a prior period impairment charge, which in turn is expected to result in a restatement of the impairment charge recorded upon the spin-off of PHH in first quarter 2005. In either case, any such changes will be reflected principally in the discontinued operations of Avis Budget and, with respect to continuing operations, are expected to decrease our aggregate net income over the period of 2001-2004 by an immaterial amount.

In addition, we expect to record additional adjustments to discontinued operations over the period of 2001-2005 which are expected to increase our aggregate net income over that period (with a corresponding offsetting decrease to net income for periods prior to 2001).

Since PHH has neither re-filed its prior financial statements nor, to our knowledge, completed its evaluation of all of the PHH Accounting Matters, there can be no assurance that we will not receive additional information from PHH that is inconsistent with the information received to date, which could cause the description of the items referred to above to change.

Forward-Looking Statements

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements.

Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this filings include, but are not limited to the timely receipt of additional information from PHH and whether that information is inconsistent with the information received to date. Other unknown or unpredictable factors also could have material adverse effects on Avis Budget Group’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this filing may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this filing. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Avis Budget Group's Quarterly Report on Form 10-Q

for the period ended June 30, 2006, including under headings such as "Forward-Looking Statements", “Risk Factors” and "Management’s Discussion and Analysis of Financial Condition and Results of Operations". Except for the Company's ongoing obligations to disclose material information under the federal securities laws, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Avis Budget Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

By:	/s/ John T. McClain
John T. McClain Senior Vice President and Chief Accounting Officer

Date: November 13, 2006